UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

EQUAL ENERGY LTD.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

29390Q109
(CUSIP Number)

Nawar Alsaadi
2203 – 788 Richards Street
Vancouver, British Columbia, Canada V6B 0C7
(604) 564-2406
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes).

CUSIP No. 29390Q109

(1)	Name of Reporting Persons: Nawar Alsaadi

(2)	Check the Appropriate Box if a Member of a Group:

(a) ☑
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds: PF

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization: France

Number of Shares Beneficially Owned by Each Reporting Person with:

(7) Sole Voting Power: 1,650,000

(8) Shared Voting Power: 0

(9) Sole Dispositive Power: 1,650,000

(10) Shared Dispositive Power: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,650,000

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

(13)	Percent of Class Represented by Amount in Row (11): 4.7%

(14)	Type of Reporting Person: IN

CUSIP No. 29390Q109

(1)	Name of Reporting Persons: Adam Arthur Goldstein

(2)	Check the Appropriate Box if a Member of a Group:

(a) ☑
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds: PF

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person with:

(7) Sole Voting Power: 105,000

(8) Shared Voting Power: 0

(9) Sole Dispositive Power: 105,000

(10) Shared Dispositive Power: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 105,000

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

(13)	Percent of Class Represented by Amount in Row (11): 0.3%

(14)	Type of Reporting Person: IN

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common shares of Equal Energy Ltd., an Alberta, Canada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 500 – 4th Avenue S.W., Suite 2700, Calgary, Alberta, Canada T2P 2V6.

Item 2. Identity and Background

This statement is being filed on behalf of Nawar Alsaadi and Adam Arthur Goldstein (collectively, the “Investors”).  Each of the Investors is a businessman.  The respective addresses of the Investors are 2203 – 788 Richards Street, Vancouver, British Columbia, Canada V6B 0C7 and 550 Warren Street, Apt. 16C, Fayetteville, NY 13066.  Mr. Alsaadi is a citizen of France and Dr. Goldstein is a citizen of the United States.

During the past five years, neither of the Investors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Alsaadi acquired 1,650,000 common shares of the Issuer in the open market between November 1, 2011 and June 18, 2012 for the aggregate purchase price of $5,430,000.  Of this amount, approximately $63,750 was borrowed as a margin loan for the purpose of acquiring, holding, trading or voting such shares.

Dr. Goldstein acquired 105,000 common shares of the Issuer in the open market between March 11, 2011 and December 3, 2012 for the aggregate purchase price of $326,550.  Of this amount, approximately $98,700 was borrowed as a margin loan for the purpose of acquiring, holding, trading or voting such shares, among other securities.

Item 4. Purpose of Transaction

Each of the Investors acquired their common shares of the Issuer for investment purposes.  The Investors have no plans or proposals which relate to or would result in any of the matters listed in Items 4(a) to 4(j) of Schedule 13D, except that the Investors are committed to enhancing and preserving the Issuer’s shareholder value through (a) an accretive buyback of the Issuer’s common shares, (b) reducing the Issuer’s 2013 capital spending budget and (c) increasing the amount of the Issuer’s announced annual dividend.  The Investors reserve the right to support this commitment by initiating changes to the Issuer’s present board of directors or management, and in addition, the Investors reserve the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities.

Item 5. Interest in Securities of the Issuer

(a)	The Investors are the beneficial owners of 1,755,000 shares or approximately 5% of the Issuer’s common shares.

(b)
Mr. Alsaadi has the sole power to vote and sole power to dispose of 1,650,000 common shares of the Issuer.  Dr. Goldstein has the sole power to vote and sole power to dispose of 105,000 common shares of the Issuer.

(c)	During the past 60 days, Mr. Alsaadi has effected the following transactions in the Issuer’s common shares:

●	on October 29, 2012, he sold 7,034 shares at a price of $3.34 per share in exchange for gross proceeds of $23,493.56; and

●	on November 5, 2012, he sold 74,966 shares at a price of $3.03 per share in exchange for gross proceeds of $227,146.98.

During the past 60 days, Dr. Goldstein has effected the following transactions in the Issuer’s common shares:

●	on October 18, 2012, he sold 11,400 shares at a price of approximately $3.53 per share in exchange for gross proceeds of $40,241;

●	on October 19, 2012, he sold 1,500 shares at a price of approximately $3.53 per share in exchange for gross proceeds of $5,298;

●	on October 23, 2012, he sold 9,700 shares at a price of approximately $3.52 per share in exchange for gross proceeds of $34,128;

●	on October 29, 2012, he purchased 4,650 shares at a price of approximately $3.19 per share in exchange for $14,840 in cash;

●	on October 31, 2012, he purchased 3,300 shares at a price of $3.05 per share in exchange for $10,065 in cash;

●	on November 14, 2012, he purchased 12,000 shares at a price of approximately $3.36 per share in exchange for $40,290 in cash;

●	on November 15, 2012, he purchased 3,000 shares at a price of $3.33 per share in exchange for $9,990 in cash;

●	on November 16, 2012, he purchased 9,300 shares at a price of approximately $3.23 per share in exchange for $30,068 in cash;

●	on November 30, 2012, he purchased 6,400 shares at a price of approximately $3.23 per share in exchange for $20,680 in cash; and

●	on December 3, 2012, he purchased 22,000 shares at a price of approximately $3.16 per share in exchange for $69,487 in cash.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to a verbal understanding regarding the acquisition and voting of the Issue’s common shares between Mr. Alsaadi and Dr. Goldstein, the Investors are acting as a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

Item 7. Materials to be Filed as Exhibits

99.1      Letter from the Investors to the Issuer dated December 13, 2012

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	December 13, 2012

Signature:	/s/ Nawar Alsaadi

Name/Title:	Nawar Alsaadi

Date:	December 13, 2012

Signature:	/s/ Adam Arthur Goldstein

Name/Title:	Adam Arthur Goldstein